MORGAN, LEWIS & BOCKIUS LLP
101 Park Avenue
New York, NY 10178

December 22, 2004

VIA EDGAR

Ms. Barbara C. Jacobs
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., N.W.
Washington, DC 20549

  Re:
  Novell, Inc.
  Registration Statement on Form S-3/A
  Filed November 12, 2004
  File No. 333-119281

Dear Ms. Jacobs:

On behalf of our client, Novell, Inc. (the "Company"), we are responding to the comments set forth in the comment letter from the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") dated November 29, 2004 in respect of the Company's Registration Statement on Form S-3/A (the "Registration Statement").

In response to your letter, set forth below are your comments in italics followed by our response to your comments.

Where indicated below we have included changes to the disclosure in Amendment No. 2 to the Registration Statement, which we are filing contemporaneously with this response letter.

1.
Your amended filing still does not identify the natural persons with sole or shared dispositive and voting power with respect to the holdings in the names of some legal entities. For example, natural persons are not identified with respect to Advisory Convertible Arbitrage Fund (I) L.P. Revise as previously requested.

As discussed with the Staff, the Company has revised the disclosure in the "Selling Securityholders" section of the Registration Statement to identify, in the footnotes to the table of selling securityholders, (i) selling securityholders which are subsidiaries of companies subject to the reporting requirements of the Securities Exchange Act of 1934 as such as well as the parent reporting company and (ii) selling securityholders which are registered investment companies under the Investment Company Act of 1940 as such as well as the investment advisors to such selling securityholders.

2.
Please revise footnote 1 to the Selling Securityholder table to conform more precisely to your supplemental response to prior comment 2. We note that footnote 1 continues to imply that pre-effective date transferees of the shares could use the prospectus, if it were supplemented.

The Company has revised footnote 1 on page 56 to eliminate the implication that pre-effective date transferees of the Debentures or underlying shares of common stock could use the prospectus included in the Registration Statement to dispose of such securities, if it were supplemented.

3.
Please supplementally, unambiguously advise that all selling securityholders that are broker-dealers or broker-dealer affiliates are identified in the Selling Securityholders table of the above referenced S-3/A.

The Company supplementally advises the Staff that all selling securityholders named in the prospectus forming a part of the Registration Statement that are broker-dealers or broker-dealer affiliates are identified as such in the prospectus included in the Registration Statement.

The Company supplementally advises the Staff that, in addition to the affiliations between selling securityholders and broker-dealers described in our response, dated November 12, 2004, transmitted with Amendment No. 1:

  •
  Oppenheimer Convertible Securities Fund, a selling securityholder identified in the Registration Statement, is affiliated with Oppenheimer Funds Distributors Inc., a registered broker-dealer; and

  •
  Teachers Insurance and Annuity Association of America, a selling securityholder identified in the Registration Statement, is affiliated with TIAA-CREF Individual and Institutional Services, Inc. and Teachers Personal Investor Services, Inc., each a registered broker-dealer.

***

        If you have any questions, please feel free to contact me at (212) 309-6843 or Finn Murphy at (212) 309-6704.

Sincerely yours,

/s/ HOWARD A. KENNY Howard A. Kenny
cc:	Novell, Inc. Joseph A. LaSala Jay Reilly Morgan, Lewis & Bockius LLP Howard L. Shecter Finn Murphy